SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gannett Co., Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36472T109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36472T109	Page 1

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,047,288*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,047,288*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,047,288*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Solely in its capacity as the Class A Member of FIG LLC in respect of 4,280,477 shares of Common Stock.

CUSIP No.: 36472T109	Page 2

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,047,288*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,047,288*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,047,288*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 36472T109	Page 3

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,047,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,047,288
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,047,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 * Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends the initial Schedule 13D filed jointly by Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), FIG Corp., a Delaware corporation and Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”) on February 18, 2020 and relates to the common stock, par value $0.01 per share (the “Common Stock”) of Gannett Co., Inc., a Delaware corporation (the “Issuer”).  FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”  Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Termination Agreement

On December 21, 2020, the Issuer entered into a Termination Agreement (the “Termination Agreement”) with FIG LLC to terminate the Amended and Restated Management and Advisory Agreement, dated as of August 5, 2019 (the “Management Agreement”), entered into by and between the Issuer and FIG LLC.  Under the Management Agreement, the operations of the Issuer were managed by FIG LLC, subject to the supervision of the Issuer’s Board of Directors.  Pursuant to the Termination Agreement, the Management Agreement terminated effective as of 11:59 p.m., Eastern Time, on December 31, 2020 (the “Effective Date”), except that certain indemnification and other obligations survived.

Pursuant to the terms of the Management Agreement, on November 19, 2019, the Issuer issued to FIG LLC 4,205,607 shares of Common Stock.  FIG LLC was restricted from selling these shares until the expiration of the Amended Management Agreement.  On the Effective Date, all transfer restrictions contained in the Management Agreement on Common Stock owned by FIG LLC, or acquired by FIG LLC upon the exercise of stock options to acquire Common Stock, lapsed.  In addition, in connection with the termination of the Management Agreement, the Issuer made a one-time cash payment of $30,375,000 to FIG LLC.

The foregoing description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Agreement, a copy of which is included as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Warrant Agreement

On January 15, 2014, the Issuer entered into an Amended and Restated Warrant Agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company, LLC, a New York limited liability company.  Warrants issued under the Warrant Agreement are exercisable for Common Stock at any time until November 26, 2023, at an exercise price of $46.35.  The warrants expire on November 26, 2023 and contain customary anti-dilution rights.  In connection with the Warrant Agreement, certain investment funds that are managed or advised by affiliates of FIG LLC received 517,293 warrants for Common Stock.  On November 17, 2020, the investment funds surrendered all of their rights to and interests in the 517,293 warrants for Common Stock.

The foregoing description of the Warrant Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Warrant Agreement, a copy of which was attached as Exhibit 10.37 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-192736), filed with the SEC on January 28, 2014, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 137,809,675 shares of Common Stock outstanding as of December 29, 2020, as disclosed in the Issuer’s Definitive Proxy Statement, filed on January 8, 2021.

FOE I may be deemed to beneficially own and share the power to vote and dispose of 7,047,288 shares of Common Stock, which represents 5.0% of the Common Stock outstanding, including (i) 4,280,477 shares of Common Stock directly held by FIG LLC and (ii) 2,766,811 shares of Common Stock that FOE I may acquire by exercising options to purchase Common Stock within 60 days.

Each of the other Reporting Persons may also be deemed to beneficially own and share the power to vote and dispose of the 7,047,288 shares of Common Stock beneficially owned by FOE I, by virtue of FIG Corp. being the general partner of FOE I and by virtue of Fortress’ ownership of all of the interests of FIG Corp.  In addition, as disclosed on Annex A, Randal A. Nardone and Wesley R. Edens, to the knowledge of the Reporting Persons based on reasonable inquiry, both directors and executive officers of FOE I and Fortress, may be deemed to beneficially own and share the power to vote and dispose of shares of Common Stock.

The information contained on the cover pages of this Schedule 13D excludes 3,163,264 shares of Common Stock that are not yet exercisable within 60 days of the date hereof, consisting of 3,163,264 shares of Common Stock underlying options held directly by FIG LLC, as described in Item 4 of this Schedule 13D.

(c)          Except for the transactions pursuant to the agreements described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.

(d)          No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following:

99.5
Termination Agreement dated as of December 21, 2020, by and between the Issuer and FIG LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed December 22, 2020).

99.6
Amendment No. 1, dated as of November 17, 2020, to the Registration Rights Agreement dated as of November 19, 2019, by and between the Issuer and FIG LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed November 18, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2021	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: January 12, 2021	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: January 12, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary